Exhibit 99.1

Bonso Electronics Announces Annual General Meeting Results

HONG KONG, March 18, 2019 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced the results of the Company’s Annual General Meeting of Shareholders (the “AGM”) held on March 15, 2019, at Xincheng High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong, Peoples Republic of China.

At the AGM, the shareholders approved and ratified (i) the appointment of Mr. Anthony So, Mr. Andrew So, Mr. Albert So, Mr. Kim Wah Chung, Mr. Woo Ping Fok, and Mr. Henry F. Schlueter as members of the Board of Directors to serve for the ensuing year; and (ii) the appointment of Moore Stephens CPA Limited, as Bonso’s independent registered public accounting firm for the fiscal year ending March 31, 2019.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties, and is also beginning the process to redevelop the land upon which its Shenzhen factory was located. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "I or we believe," "future prospects," "our strategy," or similar expressions. Forward-looking statements made in this press release which relate to the termination of the lease for the Shenzhen factory involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: +852 2605 5822
Fax: +852 2691 1724

SOURCE Bonso Electronics